Exhibit 99.1

Cooperation for High-End Japanese Medical and Beauty Care Services

Haikou, CHINA, February 10, 2022— JX Luxventure Limited (NASDAQ: LLL) (the “Company”), a company engaged in casual menswear, cross-border merchandise, airfare and tourism business, announced today that, on February 9, 2020, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. (“JX Hainan”), a subsidiary of the Company, entered into and executed a Memorandum of Japanese High-end Life Style Services Strategic Cooperation Agreement (the “Agreement”) with Xin Hua Fund Co., Ltd. (“XHFC”). Pursuant to the Agreement, JX Hainan and XHFC will cooperate to bring high-end Japanese medical treatment, rehabilitation treatment, precision physical examination, anti-aging beauty and other related services to the China market.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company commented: “After a record setting revenue year of 2021, we are now focusing on second stage of our expansion strategy, which is continuing delivering stellar revenue growth and at the same time, increasing profit margin. The cooperation under this Agreement not only allows our company to bring high-end leading Japanese medical and beauty care services to the China market, at the same time, allows our company to enter into a very high profit margin business with huge growth potential. This new line of business integrate nicely into our business segments, and it will further cement Luxventure as a brand for delivering high-end luxury experience. ”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a service provider delivering comprehensive solutions for global elite families. Its business segments cover menswear, cross-border merchandise, airfare and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE JX Luxventure Limited

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